Baldwin & Lyons, Inc.
1099 North Meridian Street
Indianapolis, IN 46204	Michael B. Edwards
(317) 636-9800	Assistant Vice President – Financial Reporting

March 4, 2010

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      Baldwin & Lyons, Inc.
Form 10-K for the year ended December 31, 2008
                                                        File No. 000-05534

Dear Mr. Rosenberg,

Thank you for your letter dated February 25, 2010 in connection with your review of the above captioned filing. This letter will respond to the questions raised in your letter.   We are close to filing our form 10-K and our proxy for the year ended December 31, 2009.  Additionally, we are close to going to the printer and a quick response would be helpful.

Form 10-K for the Year Ended December 31, 2008

Item 1A. Risk Factors, page 17

Question 1.  We note your response to our prior comment 3.  Please provide us with a draft disclosure for your revised risk factor section.

Response – A draft of our future Form 10-K risk factor discussion is included below:

Item 1A.  RISK FACTORS

•
The Company operates in the Property and Casualty insurance industry where many of its competitors are larger with far greater resources. Further, this industry is heavily regulated.  Changes in laws and regulations governing the insurance industry could have a significant impact on the Company’s ability to generate income from its insurance company operations.  The Company’s principal subsidiaries are regulated and licensed in all 50 of the United State  s, the District of Columbia, all Canadian provinces and Bermuda.  The Company is obliged to comply with numerous complex and varied governmental regulations in order to maintain its authority to write insurance business.  Failure to maintain compliance could result in various governmental regulators preventing the Company from writing new business and therefore having a material impact on the Company.  Further, the ability for the Company’s insurance subsidiaries to adjust insurance rates is regulated for significant portions of the Company’s business and such rate adjustments can be delayed for substantial periods by regulators.

•
The Company has two classes of common stock with unequal voting rights.  The Company is effectively controlled by its principal stockholders and management, which limits other stockholders’ ability to influence operations.  The Company’s executive officers, directors and principal stockholders and their affiliates control nearly 70% of the outstanding shares of voting Class A common stock and 39% of the outstanding shares of non-voting Class B common stock.  These parties effectively control the Company; direct its affairs, exert significant influence in the election of directors and approval of significant corporate transactions.  The interests of these stockholders may conflict with those of other stockholders, limit marketability of the stock and this concentration of voting power has the potential to delay, defer or prevent a change in control.

•
The Company limits its risk of loss from policies of insurance issued by its Insurance Subsidiaries through the purchase of reinsurance coverage from other insurance companies.  Such reinsurance does not relieve the Company from its responsibility to policyholders should the reinsurers be unable to meet their obligations to the Company under the terms of the underlying reinsurance agreements. As a result, we are subject to credit risk relating to our ability to recover amounts due from reinsurers. While the company has not experienced any significant reinsurance losses for almost twenty five years, certain of our reinsurance carriers have experienced deteriorating financial conditions or have been downgraded by rating agencies. If we are not able to collect the amounts due to us from reinsurers, the resultant credit losses could materially adversely affect our results of operations, equity, business and insurer financial strength.

•
Operating in the Property and Casualty insurance industry, the Company is exposed to loss from policies of insurance issued to its policyholders.  A large portion of losses recorded by the Company are estimates of future loss payments to be made.  Such estimates of future loss payments may prove to be inadequate.  Reserves represent our best estimate at a given point in time. Insurance reserves are not an exact calculation of liability but instead are complex estimates derived by us, generally utilizing a variety of reserve estimation techniques from numerous assumptions and expectations about future events, many of which are highly uncertain, such as estimates of claims severity, frequency of claims, inflation, claims handling, case reserving policies and procedures, underwriting and pricing policies, changes in the legal and regulatory environment and the lag time between the occurrence of an insured event and the time of its ultimate settlement. Many of these uncertainties are not precisely quantifiable and require significant judgment on our part. As trends in underlying claims develop, particularly in so-called “long tail” or long duration coverages, we are sometimes required to revise our reserves. This results in a charge to our earnings in the amount of the adjusted reserves, recorded in the period the change in estimate is made. These charges can be substantial and can have a material effect, either positively or negatively, on our results of operations and equity.

•
A significant portion of the risk underwritten by the insurance subsidiaries covers property losses resulting from catastrophic events on a worldwide basis.  The occurrence and valuation of loss events for this business is highly unpredictable and a single catastrophic event could result in a materially significant loss to the Company. Catastrophe losses are an inevitable part of our business. Various events can cause catastrophe losses, including hurricanes, windstorms, earthquakes, hail, explosions, severe winter weather, and fires, and their frequency and severity are inherently unpredictable. In addition, longer-term natural catastrophe trends may be changing and new types of catastrophe losses may be developing due to climate change, a phenomenon that has been associated with extreme weather events linked to rising temperatures, and includes effects on global weather patterns, greenhouse gases, sea, land and air temperatures, sea levels, rain, and snow. The extent of our losses from catastrophes is a function of both the total amount of our insured exposures in the affected areas and the severity of the events themselves. In addition, as in the case of catastrophic losses generally, it can take many months, or even years, for the ultimate cost to us to be finally determined. As our claim experience develops on a particular catastrophe, we may be required to adjust our reserves to reflect our revised estimates of the total cost of claims. While the eventual occurrence of catastrophic losses is expected, we are prohibited by U.S. generally accepted accounting principles from establishing reserves for the expected future occurrence of these losses (such as is done in the life insurance industry).  Accordingly, upon the occurrence of such a loss, it will likely have a material adverse impact on the Company’s results of operations in the quarter in which it occurs.

•
The Company derives a significant percentage of its direct premium volume from a single major customer, FedEx Ground and certain of its subsidiaries and related entities, and from insurance coverage provided to its independent contractors.  Loss of this major customer would severely reduce the Company’s revenue and earnings potential.

•
The Company, through its Insurance Subsidiaries, requires collateral from its insureds covering the insureds’ obligations for self-insured retentions or deductibles related to policies of insurance provided.  Should the Company, as surety, become responsible for such insured obligations, the collateral held may prove to be insufficient. In this regard, FedEx Ground and certain of its subsidiaries and related entities, utilizes significant self-insured retentions and deductibles under policies of insurance provided by the Company’s insurance subsidiaries. In the case of FedEx Ground, the Company has determined that the financial strength of the customer is sufficient to allow for holding only partial collateral at this time.  Should the Company become responsible for this customer’s self-insured retention and deductible obligations, the collateral held could be insufficient and the Company could sustain a significant operating loss.

•
Given the Company’s significant interest-bearing investment portfolio, a drop in interest rates would likely have an adverse impact on the Company’s earnings and financial position.  Conversely, an increase in interest rates could have a significant temporary impact on the market value of the Company’s fixed maturity investment portfolio. The functioning of the fixed income markets, the values of the investments the Company holds and the Company’s ability to liquidate them may be adversely affected if those markets are disrupted by a change in interest rates or otherwise affected by significant negative factors, including, without limitation: local, national, or international events, such as regulatory changes, wars, or terrorist attacks; a recession, depression, or other adverse developments in either the U.S. or other economies that adversely affects the value of securities held in the Company’s portfolio; financial weakness or failure of one or more financial institutions that play a prominent role in securities markets or act as a counterparty for various financial instruments, which could further disrupt the markets; inactive markets for specific kinds of securities, or for the securities of certain issuers or in certain sectors, which could result in decreased valuations and impact the Company’s ability to sell a specific security or a group of securities at a reasonable price when desired; a significant change in inflation expectations, or the onset of deflation or stagflation.  If the fixed-income were to suffer a decrease in value to a substantial degree, the Company’s liquidity, financial position, and financial results could be materially adversely affected. Under these circumstances, the Company’s income from these investments could be materially reduced, and declines in the value of certain securities could further reduce the Company’s results of operations, equity, business and insurer financial strength.

•
The Company has a large portfolio of equity securities and limited partnership investments which can fluctuate in value with a wide variety of market conditions. A decline in the aggregate value of the equity securities and limited partnership investments would be expected to result in a commensurate decline both in the value of the Company’s equity securities and limited partnership investments and in the Company’s shareholders equity. The resultant decline could materially adversely affect the Company’s results of operations, equity, business and insurer financial strength.

Definitive Proxy Statement on Schedule 14A

Executive Compensation Discussion and Analysis
Components of Executive Compensation for 2008
Annual Incentives for 2008, page 11

Question 2.  We note your response to our prior comment 13 and the draft disclosure you have included.  Please revise this disclosure to discuss all of the subjective and objective criteria that is expected to comprise the Named Executive Officer’s individual performance goals.  Please also specify how the achievement, or lack thereof, of each of these criteria is expected to factor into the actual awards made under the Executive Bonus Incentive Plan.  Please be as specific as possible in your discussion, including providing quantitative performance objectives, to the extent applicable.

Response – Our disclosure has been expanded to specifically identify all significant performance goals for the Named Executive Officers and to indicate that all goals were met during 2009.  We indicated that while failure to achieve these significant goals would result in the reduction or elimination of this component of the bonus, there is no specific percentage that each goal contributes to the total but, rather, it is the substantial achievement of all of the significant goals which is evaluated.

Our proposed disclosure for our 2010 Proxy Statement follows:

The individual performance component of the Plan is designed in recognition of the fact that significant contributions by certain executives to the long-term success of the Corporation may not be immediately reflected in operating income.  The CEO and COO develop performance goals for the executives in conjunction with the creation of the corporate strategic plan and, while individual performance goals vary among the executives depending on their specific responsibilities, many of these goals are inter-dependent with the focus of positioning the Corporation to achieve its long-term objectives.

The most significant common objective goals for 2009 included participation in the formulation of a Corporation-wide three year strategic plan, the development of comprehensive performance-based management criteria for each department, formal quarterly evaluation of improvements in staff productivity and adherence to departmental budgets.  In addition, significant specific goals for the Named Executive Officers included: for Mr. Corydon, the successful renewal of major reinsurance treaties, coordination with consultants in the development of enterprise risk management programs, involvement in the financial evaluation of new business opportunities and implementation of accounting systems for all new products introduced in 2009; for Mr. Bonini, the integration of direct sales, agency and brokerage staffs into a single, vertically-integrated unit, the successful renewal of all accounts designated as Class A clients and the achievement of production goals for major product lines; for Mr. Morfas, the redesign of claims operations into a vertically-integrated department, the establishment of a dedicated salvage and subrogation unit, absorption of all new business without staff increase and targeted improvement in certain loss and loss expense ratios.  In addition to overall responsibility for all of the individual goals mentioned for the executives above, Mr. DeVito’s specific goals included the design and development of the three year strategic plan, the principal responsibility for evaluation of new business opportunities and continuance and expansion of favorable relationships with major customers and business partners.  Mr. Miller, as C.E.O., was evaluated on the successful completion of all executive officer goals as well as the effective and timely communication between management and the Board of Directors.

Determination of satisfactory achievement of individual goals is reviewed on a quarterly basis through both group and individual evaluations conducted between the executives and the COO with results presented to the CEO. The CEO, in turn, evaluated the COO and made recommendations to the Committee regarding awards for each of the Named Executive Officers.  Achievement of all significant individual performance goals results in the payment of the target amount of this component of the bonus.  This component can be decreased or eliminated based on the COO and CEO’s determination of an executive’s failure to achieve one or more of the significant individual performance goals.  There is no specific percentage that each individual goal contributes to the total but, rather, it is the substantial achievement of all of the significant goals which is evaluated for each executive.  For 2009, the COO and CEO determined that each of the other Named Executive Officers achieved their significant individual goals and, accordingly, target awards for this component were recommended for each.  The Committee agreed with the evaluations and accepted the CEO’s recommendations for these amounts and also determined that target awards should be paid to the CEO and COO as all significant underlying criteria had been achieved.

The undersigned acknowledges that:
•	the Company is responsible for the adequacy of the disclosures in its filings.
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or require additional information, please contact me at your convenience.

Regards,

/s/ Michael Edwards
Michael B. Edwards
Assistant Vice President – Financial Reporting